FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Reese C. Richard	2. Issuer Name and Ticker or Trading Symbol Iron Mountain Incorporated (IRM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board & CEO
(Last) (First) (Middle) 230 Hickory Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/30/02
(Street) Weston, MA 02193		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value, $.01 per share	12/30/02		G		2,135	D		988,862(1)	D
Common Stock, par value, $.01 per share								40,436(2)	I	In trust for children sharing houshold
Common Stock, par value, $.01 per share								1,311,373(3)	I	By contract
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Gift of 80 shares to Duke University and gifts of 1,370 to trust for the benefit of the reporting person's children and a gift of 685 shares to a trust for the benefit of the reporting person's brother.
(2) The reporting person disclaims beneficial ownership of all securities held in trust for the benefit of his children, and this report should not be deemed an admission that the reporting person is beneficial owner of such securities for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, or for any other purpose.
(3) Pursuant to a deferred compensation arrangement relating to Mr. Reese's former services as President of Schooner Capital ("Schooner"), upon the earlier to occur of (i) Schooner's sale or exchange of substantially all of the shares of Iron Mountain Incorporated Common Stock, par value $.01 per share ("Common Stock") held, by Schooner Capital and (ii) the cessation of Mr. Reese's employment with Iron Mountain Incorporated, Schooner is required to transfer such shares of Common Stock to Mr. Reese or cash in amount equal to then current fair market value of such shares of Common Stock.

By: /s/ Clare A. Dever, under Power of Attorney dated October 30, 2002 from C. Richard Reese C. Richard Reese **Signature of Reporting Person	12/31/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, C. Richard Reese, residing at 203 Hickory Road, Weston, MA 02193, do hereby make, constitute and appoint, Garry B. Watzke or Clare A. Dever, being, respectively, the General Counsel and Director of Special Legal Services of Iron Mountain Incorporated, acting singly, to be my lawful attorney-in-fact for me and to do any and all acts which I could do in connection with any filings required by Section 16 of the Securities Exchange Act of 1934, including, without limitation, the preparation, signing and filing of Forms 3, 4 and 5 ("Section 16 Filings").

Among the powers granted to my attorney-in-fact are:

To prepare, sign and file with the Securities and Exchange Commission and the New York Stock Exchange the Section 16 Filings, in my name or stead, and any and all such further documents as he/she may deem necessary or advisable in order to carry out the required Section 16 Filings and the powers granted to him/her by these presents.

This Power of Attorney shall remain in effect until revoked by the undersigned in writing.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 30th day of October, 2002.

________________________________________

Name:    /s/    C. Richard Reese

STATE OF       Massachusetts           )

    )  ss.

COUNTY OF   Suffolk                     )

Then personally appeared, before me, the aforesaid C. Richard Reese, who to me, acknowledged that the foregoing was his free act and deed,

Before me,

  /s/   Lori K. Kulevich

    Notary Public

My Commission Expires:  7/28/06